FOR IMMEDIATE RELEASE

ENTERRA ANNOUNCES FINANCING WITH GLICKENHAUS & CO.

Enterra Raises US$16,500,000 For Acquisition of Properties

Calgary, Alberta – January 16, 2004 Enterra Energy Trust (Nasdaq: EENC and TSX: ENT.UN) today announced it has signed an agreement with Glickenhaus & Co. of New York to issue 1,650,000 trust units at a price of US$10.00 per unit for total proceeds of US$16,500,000. The funds will replace the interim financing for the properties recently acquired in East Central Alberta. These properties, as previously reported on December 23, produce approximately 1,800 boe/day, consisting of 1,600 bbls/day of oil and 1,200 mcf/day of natural gas, along with approximately 22,166 acres of undeveloped land.

"The financing with Glickenhaus is the first step in our growth program for 2004. We now have a stronger balance sheet and plan to aggressively pursue further property acquisitions in the months to come," said Luc Chartrand, President and CEO of Enterra. "In conjunction with the acquisition of these properties and the Glickenhaus financing, we are also entering into a joint venture development agreement with JED Oil Inc. for the exploitation and development of these properties."

JED Oil Inc. is a private oil and gas development company headed by Reg Greenslade and Tom Jacobsen, both former executives of Enterra Energy Corp. JED will provide all of the development capital for this project in exchange for a working interest. It is anticipated that JED will initially commit a minimum of US$15 million towards this development program.

January distribution

Enterra Energy Trust made its first monthly distribution on January 15, 2004. The distribution amount was US$0.10 per trust unit.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.
Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Luc Chartrand, President and CEO	Linda Latman (212) 836-9609
(403) 213-2502	Sarah Torres (212) 836-9611
Lynn Wiebe, CFO	www.theequitygroup.com
(403) 538-3237
www.enterraenergy.com